UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

[X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form 20-D  [ ] Form N-SAR

[ ] Form N-CSR

For Period Ended:  March 31, 2014

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:  N/A

Read Instruction (on back page) Before Preparing Form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________

PART I – REGISTRANT INFORMATION

Full name of registrant:

AdvanSource Biomaterials Corporation

Former name if applicable:

N/A

Address of principal executive office (Street and number):

229 Andover Street

City, State and Zip Code:

Wilmington, Massachusetts  01887

PART II – RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[X]

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Due to limited accounting personnel, the Registrant was unable, without unreasonable effort and expense, to complete certain analysis and schedules in sufficient time to enable its independent registered public accounting firm to complete its audit of the Registrant’s financial statements to be contained in its Annual Report on Form 10-K for the period ended March 31, 2014 on or prior to the prescribed filing date of June 29, 2014.  The subject annual report on Form 10-K will be filed on or before the fifteenth (15th) calendar day following the prescribed due date of June 29, 2014.

PART IV – OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification:

David Volpe	978-657-0075
(Name)	(Area Code & Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X]Yes	[ ]No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X]Yes	[ ]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates reporting the following:

Revenues.  Total revenues for the fiscal year ended March 31, 2014 of $2,626,000 as compared with $2,195,000 for the comparable prior year period, an increase of $431,000, or 19.6%.  Product sales of our biomaterials for the fiscal year ended March 31, 2014 of $1,771,000 as compared with $1,420,000 for the comparable prior year period, an increase of $351,000, or 24.7%.  License, royalty and development fees for the fiscal year ended March 31, 2014 of $855,000 as compared with $775,000 for the comparable prior year period, a decrease of $80,000 or 10.3%.

Gross Profit.  Gross profit on total revenues for the fiscal year ended March 31, 2014 of $1,620,000, or 61.7% of total revenues, compared with $1,382,000, or 63.0% of total revenues, for the comparable prior year period.  Gross profit on product sales for the fiscal year ended March 31, 2014 of $765,000, or 43.2% of product sales, compared with $607,000, or 42.8% of product sales, for the comparable prior year period.

Research, Development and Regulatory Expenses.  Research, development and regulatory expenses for the fiscal year ended March 31, 2014 of $394,000 as compared with $444,000 for the comparable prior year period, a decrease of $50,000 or 11.3%.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses for the fiscal year ended March 31, 2014 of $1,433,000 as compared with $1,609,000 for the comparable prior year period, a decrease of $176,000 or 10.9%.

Interest Expense and Other Income, Net.  Interest expense and other income, net for the fiscal year ended March 31, 2014 of $314,000 as compared to $340,000 for the comparable prior year period, a decrease of $26,000 or 7.7%.

Net Loss.  Net loss for the fiscal year ended March 31, 2014 of $521,000 as compared to $1,011,000 for the comparable prior year period, a decrease of $490,000 or 48.5%.

Cash.  As of March 31, 2014, we anticipate cash of $268,000 as compared to cash of $103,000 as of March 31, 2013, an increase of $165,000.

A more detailed discussion of results of operations will be included in the Management's Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-K to be filed.

AdvanSource Biomaterials Corporation

(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized by the Chairman of the Board of Directors.

By:  /s/  Michael F. Adams

Michael F. Adams

President and Chief Executive Officer

Date:  June 30, 2014

INSTRUCTION.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).